I, Michael Burns, certify that:

(1) the financial statements of HeadFarm, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of HeadFarm, LLC included in this Form reflects accurately the information we plan to report on the tax return for HeadFarm, LLC. for the fiscal year ended December 31, 2023. Our tax return is not yet required to be filed.

Signed by:

Michael Burns

FD323553AE0B485...

Michael Burns

Manager

Date: 8/15/2024

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.